United States securities and exchange commission logo





                               February 10, 2023

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed January 31,
2022
                                                            File No. 333-264036

       Dear Ken Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1 filed January 31, 2023

       Capitalization, page 45

   1. Please tell us your consideration of including notes payable in the calculation of total capitalization.
 Ken Ho
FirstName LastNameKen
Primech Holdings Pte. Ltd.Ho
Comapany10,
February  NamePrimech
            2023         Holdings Pte. Ltd.
February
Page 2 10, 2023 Page 2
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Lawrence Venick